NEWS RELEASE

RepliCel Applies for Manufacturing Approval for its Collagen and Tissue Regeneration Cell Therapies

Clinical development of RepliCel’s skin rejuvenation and tendon regeneration injectables continues to meet milestones on path to commercialization in Japan

VANCOUVER, BC, CANADA – 7 July 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce it has submitted its application to Japan’s Ministry of Health, Labour, and Welfare (MHLW) for approval to manufacture the Company’s RCT-01 cell therapy for chronic tendinopathy and RCS-01 cell therapy for aging and sun-damaged skin for its upcoming clinical studies.

With successful phase 1 studies complete, RepliCel is currently preparing for clinical research of its skin rejuvenation (RCS-01) and tendon regeneration (RCT-01) cell therapies in Japan under the Act for Safety of Regenerative Medicine (ASRM) which, upon successfully meeting its endpoints, could lead to the commercial launch of the products in Japan. The MHLW manufacturing approval of these products for clinical research will extend to commercial production of these same products.

The Company’s team in Tokyo includes industry advisors CJ Partners, clinical research organization Accerise, Professor Akimichi Morita of Nagoya City University Hospital, and Professor Tsukasa Kumai of Waseda University all contributing to RepliCel’s clinical development and commercialization plans for its tissue regeneration cell therapy product portfolio in Japan.

About RCT-01 Tendon Regeneration Cell Therapy

A phase 1 clinical study of RCT-01 in patients with chronic, refractory Achilles tendinopathy successfully met its primary endpoint of establishing a complete safety profile with no serious adverse events related to the study treatment or injection procedure. Each of the treated participants, all of whom suffered chronic tendon pain and loss of function over an extended period of time with no recovery from standard treatments, showed numerous clinically important improvements by various measures including tendon composition, blood supply, physical function and pain sensation.

“Chronic tendinopathy is a state of tendon degeneration that is very difficult to reverse, as evidenced by the many therapies used to try and treat it,” stated Dr. Ross Davidson, an orthopedic surgeon, former clinical professor at the Department of Orthopaedics at the University of British Columbia, and past head physician and orthopaedic consultant for the Vancouver Canucks (of the National Hockey League (NHL)).
“This study [conducted at the Alan McGavin Sports Medicine Clinic at the University of British Columbia, Canada] showed exciting clinical improvements in patients with clinically diagnosed chronic Achilles tendinosis who were unresponsive to standard treatments, and who had suffered for many months (in some cases, years) with frequent pain and loss of function. Not only did the study show several clinically important improvements in pain and function scores, but several ultrasound measures clearly demonstrated a marked improvement in tendon structure; something rarely seen in patients with this condition,” said Davidson.

For further details on the study and data, click here.

About RCS-01 Skin Rejuvenation Cell Therapy

RCS-01 is an autologous cell therapy regenerative product comprised of cells highly-expressive of type 1 collagen and other tissue-building protein. The product is developed, manufactured, and injected to regenerate the extracellular matrix under aging and/or sun-damaged skin characterized by fine wrinkles and loss collagen structure.

A randomized, double-blind, placebo-controlled, single-centre, phase I clinical study evaluated RCS-01 produced statistically and clinically significant positive data revealing a nearly two-fold increase in gene expression of collagen-related biomarkers in the skin, after a single injection of RCS-01. The study observed the impact of the injection on ten different biomarkers that, in peer-reviewed medical literature, are highly correlated with skin aging and chronically sun-damaged skin. Notably, gene expression markers, such as tissue inhibitor of metalloproteinases (TIMP), showed significant changes expected to correlate with increased collagen fibers. Increased collagen production, and reduced collagen degradation, is associated with fewer wrinkles and the repair of sun-damaged skin.

The observation that injection of NBDS-derived cells is associated with an increased transcriptional expression of these genes indicates the possibility that cell therapy treatment with RCS-01 might ameliorate the clinical and aesthetic signs of skin aging, such as wrinkles. This assumption is in line with observations that increased expression of collagen type 1 and type 3 is a prerequisite for wrinkle reduction caused by retinol.

“The molecular markers assessed in this study were all related to skin aging. The data suggests the cell therapy can affect the marker expression in a way which indicates that skin aging can be counteracted by being treated with this product. In other words, we believe the data indicates the effects of skin aging can potentially be reversed,” stated is Professor Jean Krutmann, Professor of Dermatology and Environmental Medicine and Director of the IUF Leibniz Research Institute for Environmental Medicine at the Heinrich-Heine-University Düsseldorf.

Further details are available at http://replicel.com/20170404/.

About RepliCel’s First-in-Japan Strategy

RepliCel was one of the first foreign regenerative medicine companies to have a Japanese partnership in 2013.  In 2015 RepliCel was one of the first foreign regenerative medicine companies to initiate a consultation process, under the new regulations for regenerative medicine products, with Japan’s PMDA (Pharmaceuticals and Medical Device Agency). In 2016, RepliCel’s licensee, Shiseido Company, was one of the first companies to fund and manufacture a product for use in a clinical study under the newly legislated Act for the Safety of Regenerative Medicine (ASRM).

RepliCel aims to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel will also be one of the first such companies to apply for certification of a manufacturing facility outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.

About RepliCel's Programs in Japan

RepliCel is currently preparing for the clinical testing and commercialization of three additional technologies in Japan.  These include two cell therapies - one for skin rejuvenation and one for tendon regeneration - and a next-generation dermal injector for aesthetic treatments involving a wide variety of injectable substances including cells, PRP, muscle paralysis toxins, fillers, enzymes, drugs, other biologics, etc.

The RepliCel cell therapy technology which is the subject of active, ongoing partnership discussions in Japan has already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is already underway. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

Headquartered in Canada with a base of operations in Europe, RepliCel has existing partnerships in the United States, Japan and China.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.  RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents and successfully reviewed by three different regulatory agencies.

RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Certain commercial rights for RCI-02 have been licensed to YOFOTO for Greater China and a limited-term exclusive distributorship to MainPointe for the United States.

The commercial rights for RCH-01 for most of Asia have been exclusively licensed to Shiseido Company. Though the legal status of this license is currently the subject of some disagreement between the parties, Shiseido continues to finance the development of the licensed product based on RepliCel’s technology in their territory.  The commercial rights for RCT-01 and RCS-01 have been exclusively licensed to YOFOTO (China) Health for Greater China. YOFOTO is also committed to financing the co-development of these products in their territory.

For more information, please visit www.replicel.com or contact:

For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com